August 31, 2011

VIA EDGAR

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Brian Cascio, Accounting Branch Chief
Division of Corporation Finance

Re:	Cerus Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the fiscal quarter ended June 30, 2011
Filed August 8, 2011
File No. 000-21937

Dear Mr. Cascio,

On behalf of Cerus Corporation (“Cerus” or the “Company”), this letter is being transmitted in response to comments received from the staff of the Securities Exchange Commission (the “Staff”), contained in the Staff’s letter dated August 8, 2011 (“Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended June 30, 2011 (the “Q2 Form 10-Q”). For your convenience, the Staff’s comments are reproduced in bold type below, which is then followed by the Company’s response thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2010

Purchased intangible assets and goodwill, page 36

1.	Please revise future filings to provide a discussion of how you assess impairment of goodwill. In addition, please clarify how you determine fair value of your reporting unit. We note from your financial statements that you have identified one reporting unit.

Brian Cascio

Securities and Exchange Commission

August 31, 2011

In response to the Staff’s comment, the Company will revise its future filings, as applicable, to include a discussion of how it assesses impairment of goodwill as well as how it determines the fair value of its reporting unit. The Company supplementally advises the Staff that it revised its disclosures regarding intangible assets and goodwill on page 23 of the Q2 Form 10-Q, which revised disclosure provides a discussion of how the Company assesses impairment of goodwill. As noted above, the Company will, in future filings, include this enhanced disclosure as well as a discussion of how it determines fair value of its reporting unit.

The Company supplementally advises the Staff that it plans to perform its first annual impairment test during the three months ending September 30, 2011 using the enterprise approach. The Company has determined that it operates in one reporting unit and will estimate the fair value of its one reporting unit using the quoted market capitalization of the Company as reported by NASDAQ. This will be the initial basis for the Company’s analysis as quoted market prices that are available in active markets have been determined to be the best evidence of fair value. The Company will also consider other factors, which may include, but is not limited to, future forecasted results, the economic environment and overall market conditions.

Warrants, page 36

2.	With a view toward enhanced disclosure in future filings, please tell us the material terms of the warrants that resulted in it being recorded as a liability and marked to market in your financial statements at each balance sheet date.

The Company respectfully advises the Staff that it considered the guidance in ASC 480-10-25-8 which requires a company to “classify as a liability (or an asset in some circumstances) any financial instruments, other than an outstanding share, that, at inception, has both of the following characteristics:

a)	It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

b)	It requires or may require the issuer to settle the obligation by transferring assets.”

The Company supplementally advises the Staff that the material terms of the warrants which resulted in their being recorded as a liability include an obligation for the Company (or its successor) to purchase the warrants for cash in an amount equal to the value of the unexercised portion of the warrants (as determined in accordance with the Black-Scholes option pricing model) in connection with certain change of control transactions. The Company may also be

Brian Cascio

Securities and Exchange Commission

August 31, 2011

required to pay cash to a warrant holder under certain circumstances if the Company is unable to timely deliver the shares acquired upon warrant exercise to such holder. As a result of these material terms, the Company has determined that the above mentioned criteria under ASC 480-10-25-8 have been met and accordingly, has classified the warrants as a liability and marked-to-market the warrants to fair value in its financial statements at each balance sheet date. The Company respectfully advises the Staff that in future filings, as applicable, the Company will clarify and incorporate in its disclosures the material terms of the warrants, as set forth in this paragraph, that resulted in the warrants being recorded as a liability.

Results of Operations – Year ended December 31, 2010, 2009 and 2008 – Revenues, page 38

3.	We see that you attribute the increase in revenues to an increase in the number of system kits sold. In future filings please also provide an indication of the underlying reasons for the increase in demand for your products.

In response to the Staff’s comment, the Company will revise its future filings, as applicable, to include an indication of the underlying reasons for the increase or decrease in demand for the Company’s products when such reasons are material and determinable.

Liquidity and Capital Resources, page 45

4.	We see that inventory decreased from December 31, 2009 to December 31, 2010 despite the corresponding increase in revenues. In future filings please include a discussion of the reasons for material fluctuations in operating assets such as inventory and accounts receivable.

In response to the Staff’s comment, the Company will revise its future filings, as applicable, to include a discussion of the reasons for material fluctuations in operating assets such as inventory and accounts receivable.

Consolidated Financial Statements

Note 5. Inventories, page 71

5.	We reference the disclosure that work-in-process inventory can accumulate for periods exceeding one year. Please tell us how you considered that a portion of inventory should be classified as a non-current asset at the balance sheet date(s).

The Company respectfully advises the Staff that although the Company’s work-in-process inventory could potentially accumulate for periods exceeding one year, the Company maintains an inventory balance based on its current sales projections and at each balance sheet date, the

Brian Cascio

Securities and Exchange Commission

August 31, 2011

Company evaluated and anticipated that its work-in-process inventory would be consumed for production of finished units in order to sell to existing and prospective customers within the subsequent twelve-month period. The Company will continue to perform this evaluation at each future reporting period. The Company supplementally advises the Staff that it is not customary for the Company’s production cycle for inventory to exceed twelve months. Instead, the Company uses its best judgment to factor in lead times for the production of its finished units to meet the Company’s current demands. If actual results differ from those estimates, work-in-process inventory could potentially accumulate for periods exceeding one year. As a result, for the reasons set forth above, the Company has classified its inventory, including work-in-process inventory, as a current asset at each balance sheet date and the Company supplementally advises the Staff that it will clarify and incorporate such disclosures in future filings, as applicable.

Note 7. Acquisition, Goodwill and Other intangible Assets, page 72

6.	We note that you accounted for the acquisition of assets of BioOne as the acquisition of a business under the guidance of FASB ASC 805. Please provide us with your analysis of why you believe that the acquisition was one of a business rather than of assets.

The Company respectfully advises the Staff that the Company’s analysis regarding the acquisition of assets of BioOne to be that of a business combination rather than an acquisition of assets was focused on the definition of a business as defined in ASC 805. That definition describes a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” The Company also considered the guidance in ASC 805-10-55-4 through ASC 805-10-55-9, which redefines the elements of a business such that “inputs” and “processes of inputs,” when combined, will create “outputs” and states that the presence of “outputs” is not required in concluding whether the assets acquired constitute a business.

The Company concluded that the assets acquired from BioOne were instrumental to an integrated set of activities that had sufficient inputs and processes to produce outputs and as such, was capable of being managed as a business. Since June 2004, subsidiaries of Baxter International Inc. (later Fenwal, Inc.) and the Company had licensed certain of their technology exclusively to BioOne for the commercialization of the INTERCEPT Blood System for platelets, and since June 2005 for the INTERCEPT Blood System for plasma, in each case in specified parts of Asia. From June 2004 until the consummation of the acquisition of the BioOne assets in August 2010, BioOne pursued a plan to produce “outputs” as it sought to obtain regulatory approvals in certain geographies and began commercializing the INTERCEPT Blood System for

Brian Cascio

Securities and Exchange Commission

August 31, 2011

both platelets and plasma in Japan, China, Taiwan, South Korea, Thailand, Vietnam and Singapore. BioOne gradually progressed with the commercialization of the licensed products during the period in which it held the licenses as evidenced by executed sales agreements with customers, sales of products in certain countries (including the sale of illumination devices, or “illuminators,” which required installation and ongoing service and calibration), and generating a list of prospective customers with the anticipation of building the licensed INTERCEPT Blood System business. However, due to a deteriorating financial situation and inability to raise adequate capital, BioOne curtailed its operations. As a result, the Company felt that BioOne would be unlikely to successfully continue the commercialization and support for the INTERCEPT Blood System. Accordingly, the Company believed it was prudent to consummate the acquisition in order to accelerate the commercialization of the INTERCEPT Blood System business in the territories previously licensed to BioOne.

The inputs and processes that were acquired from BioOne are consistent with the inputs and processes in other geographies in which the INTERCEPT Blood System for platelets and plasma are currently sold. The rights acquired from BioOne to commercialize the INTERCEPT Blood Systems for platelets and plasma allows the Company to market in certain Asian countries. The Company also acquired assigned contracts in the acquisition, which included the manufacturing and supply agreement with Baxter (which was subsequently assigned to Fenwal), illuminators installed at customer and prospective customer sites, and contact lists of existing and prospective customers. As a result, the Company concluded that the assets acquired from BioOne were capable of being managed as a business.

7.	Please revise future filings to disclose how you valued the shares of common stock issued to BioOne at December 31, 2010, including the shares issued in February 2011 that were recorded as of December 31, 2010. Please provide us with a copy of your proposed revised disclosure.

In response to the Staff’s comment, the Company will revise its future filings, as applicable, to disclose how the Company valued the shares of common stock issued to BioOne as consideration for the acquisition of BioOne assets. The Company advises the Staff that the closing market price of its common stock on August 24, 2010 (the closing date of the acquisition), as reported on NASDAQ, formed the basis for the value of the common stock issued as consideration, both at closing and in February 2011. The Company respectively advises the Staff that it considered the guidance in ASC 805-30-25-5 which states “The consideration the acquirer transfers in exchange for the acquiree includes any asset or liability resulting from a contingent consideration arrangement. The acquirer shall recognize the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the acquiree.”

Brian Cascio

Securities and Exchange Commission

August 31, 2011

A copy of the proposed revised disclosure is set forth below in italics.

On August 24, 2010, the Company acquired certain assets of BioOne, a privately held Japanese company established to develop technologies to improve the safety of blood products in Asia. The assets included the commercialization licenses that the Company had granted to BioOne for both the platelet and plasma systems, illuminators held as saleable inventory and demonstration illuminators. No liabilities were assumed.

As consideration for the acquired BioOne assets, the Company relinquished all shares of BioOne that had been held by the Company and issued 1,172,357 shares of the Company’s common stock to BioOne, of which 937,886 shares were issued at the close of the acquisition on August 24, 2010 and the remaining 234,471 shares were issued six months from the close of the acquisition date (February 25, 2011). The fair value of the Company’s common stock issued to BioOne on both dates was measured based on the closing price of the Company’s common stock on August 24, 2010, the date of acquisition, and was recorded as part of the total consideration.

The total value of the consideration provided was $3.7 million, of which approximately $3.4 million related to the fair value of the 1,172,357 shares of the Company’s common stock issued to BioOne and approximately $0.3 million related to the fair value of the Company’s non-controlling equity interest in BioOne relinquished as a result of the acquisition. The Company recognized a gain of $0.3 million, which represented the difference between the assumed fair value of the pre-acquisition non-controlling equity interest of BioOne and its carrying value. The Company carried its 13% investment in BioOne at zero as it had previously fully impaired its investment in BioOne. The assumed fair value of the pre-acquisition non-controlling equity interest was calculated by applying the Company’s 13% ownership investment in BioOne to the estimated fair value of the acquired assets (excluding goodwill) of $2.4 million as noted in the table below.

The Company also incurred acquisition related costs of $0.5 million, which were recorded as a component in “Acquisition related costs and impairment of long-term investment in related parties, net” on the consolidated statements of operations during the year ended December 31, 2010.

The BioOne acquisition was accounted for as an acquisition of a business in accordance with ASC 805, “Business Combinations.” The Company allocated the acquired tangible and intangible assets based on their estimated fair values as of the acquisition date. The excess purchase price over the value of the net tangible and identifiable intangible assets was recorded as goodwill. The goodwill recognized is not expected to be deductible for income tax purposes. The factors that contributed to the recognition of goodwill included securing buyer-specific synergies to increase revenue and profits through the commercialization of the INTERCEPT Blood System worldwide. By acquiring these commercialization rights in certain Asian countries, the Company was able to complete the global commercialization rights for its INTERCEPT Blood System products for platelets and plasma.

Brian Cascio

Securities and Exchange Commission

August 31, 2011

The following table summarizes the final allocation of fair value of assets acquired at the acquisition date (in thousands):

Commercialization rights - Asia	$2,017
Illuminators - Inventory	270
Demonstration Illuminators	135
Goodwill	1,316

Total	$3,738

The commercialization rights in Asia represent the reacquisition of contractual rights originally granted to BioOne to market the Company’s products in certain countries in Asia. The contractual term of this original agreement was perpetual and the Company estimated the fair value of these acquired rights based on future expected cash flows to be generated over the expected life of the underlying technology. As a result, these intangible assets are subject to periodic amortization over the estimated useful life of ten years. The estimated fair value of inventory illuminators and demonstration illuminators was based on the expected sales price of the inventory, less reasonable profit margins.

The Company’s operating results included the impact of the BioOne acquisition beginning from the acquisition date. The pro forma disclosures for historical periods have not been presented as the impact of the BioOne acquisition was not significant to the results of operations of the Company since BioOne did not have any significant revenues or expenses due to their limited operating activities as a result of a deteriorating financial situation.

8.	As a related matter, please tell us how you determined the $0.3 million fair value of your non-controlling equity interest in BioOne that was relinquished in the acquisition.

The Company respectfully advises the Staff that it owned a 13% non-controlling equity interest in BioOne, which was fully impaired during the Company’s year ended December 31, 2009 due to the reduction of BioOne’s operations and deterioration of BioOne’s financial condition, combined with BioOne’s inability to obtain further financing. As a result of the BioOne acquisition, the Company remeasured the fair value of its non-controlling equity interest and recorded a gain on the acquisition date by applying its 13% ownership interest in BioOne to the fair value of the acquired assets (excluding goodwill), estimated to be $2.4 million. The Company excluded the fair value of goodwill of $1.3 million in calculating the fair value for the non-controlling equity interest in BioOne as the Company determined that it would receive buyer-specific synergies as a result of owning worldwide rights to INTERCEPT, potentially leading to increased revenue and profits through the commercialization of the INTERCEPT Blood System worldwide. The Company determined that these buyer-specific synergies would not impact the non-controlling equity interest.

Brian Cascio

Securities and Exchange Commission

August 31, 2011

The Company supplementally advises the Staff that it will revise its future filings, as applicable, to disclose the fair value of its non-controlling equity interest in BioOne that was relinquished in the acquisition. The proposed revised disclosure is included in response to the Staff’s question 7 above, which includes a revised disclosure regarding the Company’s acquisition of BioOne.

Note 15. Income Taxes, page 83

9.	In future filings, please include the disclosures required by 740-10-50-12 or tell us why you do not believe it is applicable to you.

The Company respectfully advises the Staff that the disclosures required by 740-10-50-12, related to providing a reconciliation of the effective tax rate from the federal statutory tax rate, were not deemed material to the Company’s financial statements primarily due to the Company’s history of net losses incurred since its inception and having a full valuation allowance on the Company’s deferred tax assets. As a result, the Company excluded the disclosures in its Form 10-K. The Company continues to assess the materiality of disclosing the effective tax rate at each annual period and to the extent that amounts become material, such disclosures will be made in future filings.

Note 17. Segment Information and Geographic Information, page 84

10.	Please tell us why you have not provided the geographic disclosures required by FASB ASC 280-10-50-41(a).

The Company respectfully advises the Staff that it believes that it has materially complied with the geographic disclosures as required by FASB ASC 280-10-50-41(a) by identifying the geographic location for its customers who represented greater than 10% of total product revenues, in which these customers represented a substantial portion, or in some cases, all, of the product revenues earned in those countries. In addition, a substantial portion of the Company’s product revenues were derived from a limited number of customers. The Company supplementally advises the Staff that it will revise its future filings, as applicable, to include the required geographic disclosures as stipulated by FASB ASC 280-10-50-41(a) by including a separate table by geographic region, which will agree to the total revenue disclosed on the statement of operations.

11.	Please also tell us why you do not include the disclosures about individual products and services required by FASB ASC 280-10-50-40.

Brian Cascio

Securities and Exchange Commission

August 31, 2011

The Company respectfully advises the Staff that the disclosures about individual products and services required by FASB ASC 280-10-50-40 were not provided in its Form 10-K since the Company considers all of its products to be similar in nature and function and revenue earned from services to be de minimis. The Company believes that it has materially complied with the disclosures about individual products and services as required by FASB ASC 280-10-50-40 by disclosing that the Company operates in one segment, blood safety, and that the commercialization of its products surrounds the INTERCEPT Blood System. The INTERCEPT Blood System is designed to enhance the safety of blood components, such as platelets, plasma and red blood cells, through pathogen inactivation. The Company sells the INTERCEPT Blood System for platelets and plasma which employ the same technology and are similarly priced. Platelet components or plasma components collected from blood donors are transferred into plastic INTERCEPT disposable kits in which they are mixed with a proprietary Company compound, amotosalen, which has an affinity for nucleic acid. The disposable kits are then placed in an illuminator, where the mixture is exposed to ultra-violet A (UVA) light. The Company currently sells only the INTERCEPT Blood System for platelets and plasma and sells these products in Europe, Commonwealth of Independent States, the Middle East and selected countries in other regions around the world. The Company supplementally advises the Staff that it will provide additional qualitative disclosures in future filings, as applicable, indicating that the sale of all of its INTERCEPT Blood System products is similar in nature and function and revenues earned from services are minimal.

Form 10-Q for the fiscal quarter ended June 30, 2011

Exhibits 31.1 and 31.2

12.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

In response to the Staff’s comment, the Company will revise its future filings to remove the certifying individual’s title at the beginning of the certifications required by Exchange Act Rule, 13a-14(a).

*****

Brian Cascio

Securities and Exchange Commission

August 31, 2011

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please do not hesitate to contact the undersigned at (925) 288 – 6138, if you have any questions or would like additional information regarding these matters.

Best,

/s/ Kevin D. Green
Kevin D. Green Vice President, Finance and Chief Accounting Officer
Cerus Corporation

cc:	Howard Ervin, Vice President, Legal Affairs and
Chief Legal Officer, Cerus Corporation
Donald Parkin, Ernst & Young LLP
Suzanne Sawochka Hooper, Esq., Cooley LLP
Chadwick Mills, Esq., Cooley LLP